7/23
AB

09041906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brazos Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12400 Coit Road, Suite 1040
(No. and Street)

Dallas	Texas	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Billy F. Sims, Jr. — 214-827-5960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John H. Zale, CPA
(Name – *if individual, state last, first, middle name*)

5950 Berkshire Lane, Suite 1480	Dallas	Texas	75225
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Billy F. Sims, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brazos Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN S. HARRELL
Notary Public, State of Texas
My Commission Expires
January 09, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRAZOS SECURITIES, INC.

ATTACHMENT TO FACING PAGE

YEAR ENDED DECEMBER 31, 2008

Statement filed pursuant to Securities and Exchange Commission SEC Rule 17a-5(d) (1).

Brazos Securities, Inc. is exempt from the provisions of SEC Rule 15c3-3 under exemption (k) (2) (ii). All customer transactions are cleared through another broker dealer on a fully disclosed basis.

As of December 31, 2008 no material differences existed between the Computation of Net Capital under rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

BRAZOS SECURITIES, INC.

DECEMBER 31, 2008

CONTENTS

JOHN H. ZALE
CERTIFIED PUBLIC ACCOUNTANT
MEMBER AMERICAN INSTITUTE & TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
5950 BERKSHIRE LANE, SUITE 1480 DALLAS, TEXAS 75225
TEL. (214) 987-1199 FAX (214) 987-1175

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
Brazos Securities, Inc.
Dallas, Texas

I have audited the accompanying balance sheet of Brazos Securities, Inc. as of December 31, 2008 and the related statement of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Brazos Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital in the Supplementary Information is not a required part of the basic financial statements. However, I have audited the information in conjunction with the audit of the aforementioned financial statements.

John H. Zale
Certified Public Accountant

Dallas, Texas
February 25, 2009

BRAZOS SECURITIES, INC.

BALANCE SHEET
December 31, 2008

ASSETS	2008
Current Assets:	
Cash	$ 18,955
Accounts Receivable	0
Commissions Receivable	5,425
Deferred FIT Receivable	0
Investments	38,564
	62,944
Property, plant, and equipment:	
Office Equipment	19,006
Accum. Amort. - Office Eqpt.	(13,748)
Software	3,436
Accum. Amort. - Software	(3,436)
	5,258
Other assets:	
Deposits	10,739
TOTAL ASSETS	$78,941

LIABILITIES & STOCKHOLDER'S EQUITY	
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 32,300
Payroll Taxes Payable	6,045
Accrued Liabilities	0
Commissions Payable	0
Income Taxes Payable	0
Deferred Income Taxes	0
	38,345
Long Term Liabilities:	0
Total Liabilities	38,345
STOCKHOLDER'S EQUITY	
Common Stock - authorized 1,000,000 shares of $1.00 par value; issued and outstanding - 1,000 shares	1,000
Additional Paid-In Capital	56,500
Retained Earnings	(16,904)
Total Stockholder's Equity	40,596
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$78,941

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

STATEMENTS OF OPERATIONS
Year ended December 31, 2008

	2008
INCOME:	
Commissions	$ 476,977
Dividends	300
Interest	15,147
Unrealized Gain (Loss) on Investments	(40,275)
Capital Gain (Loss) on Investments	0
Other Income	(4,420)
	447,729
EXPENSES:	
Commissions	356,941
Cost of Clearing	75,326
Regulatory Expenses	2,335
Other Operating Expenses	61,576
	496,178
Net Income (Loss) Before Income Taxes	(48,449)
INCOME TAX PROVISION:	
Current	0
Deferred	0
	0
NET INCOME (LOSS)	($48,449)

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year ended December 31, 2008

	2008
Increases (Decreases) in cash	
Cash flows from operating activities	
Net income (loss)	$ (48,449)
Adjustments to reconcile net earnings to net cash used by operating activities	
Depreciation and amortization - Current	2,311
Changes in operating assets and liabilities, net	
(Incr.) dec. in accounts receivable	6,755
(Incr.) dec. in commissions receivable	(5,319)
(Incr.) dec. in deferred FIT receivable	0
(Increase) decrease in deposits	(176)
Increase (decrease) in payables	(35,572)
Incr. (dec.) in accrued liabilities	1,993
Incr. (dec.) in income taxes payable	0
Incr. (dec.) in dfd. inc. tax payable	0
Incr. (dec.) in note payable	0
Net cash provided by (used in) operating activities	(78,457)
Cash flows from investing activities	
(Increase) decrease in investments	64,939
(Increase) dec. in property, equipment-net	(6,215)
Cash flows provided by (used in) investing activities	58,724
Cash flows from financing activities	
Equity contributions-net	0
Cash flows provided by (used in) financing activities	0
NET INCREASE (DECREASE) IN CASH	(19,733)
Cash at beginning of year	38,688
Cash at end of year	$ 18,955

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	Number Shares Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance at December 31, 2007	1,000	$1,000	$56,500	$31,545	$89,045
Equity contributions for year					
Net income for year				(48,449)	(48,449)
Balance at December 31, 2008	1,000	$1,000	$56,500	($16,904)	$40,596

The accompanying notes are an integral part of these statements

BRAZOS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brazos Securities, Inc. (the "Company") is a financial services company incorporated in 1987. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.

Cash and Cash Equivalents
Cash and cash equivalents represent liquid investments with maturities at the date of acquisition of three months or less.

Property, plant and equipment
Property, plant and equipment is stated at cost. Depreciation of plant and equipment is provided for over the estimated useful lives of the respective assets on the straight line basis for financial reporting purposes.

Revenue Recognition
Revenue is recognized when commissions or other income are earned.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

2. LEASE COMMITMENTS

The company leases office space on a month-to-month basis. Rental expense for the year ended December 31, 2008 was $9,600.

3. INVESTMENTS

Marketable securities at December 31, 2008, are carried at market value of the securities. The cost of marketable securities at December 31, 2008 was $14,300. The gross unrealized losses pertaining to these securities were $40,275.

5. DEPOSITS WITH CLEARING BROKER-DEALERS

The Company is required by the clearing broker dealer to maintain a deposit of at least $10,000 with the broker dealer to clear transactions for the Company. The clearing deposit at December 31, 2008 was $10,739.

6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $27,271 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.41 to 1 at December 31, 2008. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

7. POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

8. OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2008, management of the Company had not been notified by the clearing broker-dealer, or were they otherwise aware, of any potential losses relating to the indemnification.

BRAZOS SECURITIES, INC.

SUPPLEMENTAL INFORMATION

FOCUS REPORT – PART IIA

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2008

Dec-08 FOCUS

BRAZOS SECURITIES, INC.
NET CAPITAL COMPUTATION
MONTH ENDING: **12/31/2008**

TOTAL ASSETS		78,940.75	
LESS LIABILITIES (Current) (AI)		(38,344.87)	
UNREALIZED GAIN/(LOSS) ON INVESTMENT ACCOUNT		0.00	(Included in Total Assets)
NET WORTH		**40,595.88**	**FOCUS Line 1**
LESS NONALLOWABLE ASSETS:			
	A/R-TRADE	0.00	
	ADVANCES	0.00	
	Def FIT RECEIVABLE	0.00	
	DEPOSITS	0.00	
	NON-MARKETABLE SEC.	0.00	
	EQUIPMENT	(5,257.90)	
		(5,257.90)	**FOCUS Line 6.A.**
TENTATIVE NET CAPITAL		**35,337.98**	**FOCUS Line 8**
HAIRCUT ON INVESTMENT ACCT.		**(4,519.59)**	**FOCUS Line 9.C.4.**
UNDUE CONCENTRATION HAIRCUT		**(3,547.08)**	**FOCUS Line 9.D.**
NET CAPITAL		**27,271.31**	**FOCUS Line 10.**
LESS REQUIRED CAPITAL		**(5,000.00)**	**FOCUS Line 12.**
EXCESS NET CAPITAL		**22,271.31**	**FOCUS Line 14.**
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO		**-140.6052%**	**FOCUS Line 20.**

BRAZOS SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Required By SEC Rule 17a-5

For the Year Ended December 31, 2008

JOHN H. ZALE
CERTIFIED PUBLIC ACCOUNTANT
MEMBER AMERICAN INSTITUTE & TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
5950 BERKSHIRE LANE, SUITE 1480 DALLAS, TEXAS 75225
TEL. (214) 987-1199 FAX (214) 987-1175

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Brazos Securities, Inc.

In planning and performing my audit of the financial statements of Brazos Securities, Inc. (the "Company") for the year ended December 31, 2008, I considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

I also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Dallas, Texas
February 25, 2009

FINANCIAL STATEMENTS

FACING PAGE

AND REPORT OF INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANT

BRAZOS SECURITIES, INC.

DECEMBER 31, 2008

BRAZOS SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2008
with
REPORT OF INDEPENDENT AUDITOR